







A WORLD OF EXPERIENCE

URS CORPORATION
2010 ANNUAL REPORT






URS



THE COMPANY

URS Corporation is a leading provider of engineering, construction and technical services for public agencies and private sector companies around the world. The Company offers a full range of program management; planning, design and engineering; systems engineering and technical assistance; construction and construction management; operations and maintenance; and decommissioning and closure services.

Our business is focused on four key market sectors: infrastructure, federal, power, and industrial and commercial. We have approximately 47,000 employees in a network of offices in more than 40 countries.

Headquartered in San Francisco, URS is a publicly held company listed on the New York Stock Exchange under the symbol *URS*.

TABLE OF CONTENTS

COVER

California High-Speed Rail; Sellafield Nuclear Complex; Port Washington Power Plant; Bridge of Honor spanning the Ohio River; Shell Master Services Alliance; Reaper Unmanned Aircraft System.

URS Corporation's 2010 Annual Report to Stockholders contains statements that are not historical fact and that may constitute forward-looking statements involving risks and uncertainties, including statements about our future growth and future economic and business conditions. Our actual results could differ materially from those discussed in this Annual Report. Factors that might cause such a difference include, but are not limited to, those discussed under "Risk Factors" in URS Corporation's Annual Report on Form 10-K, which accompanies this Annual Report and also was filed with the Securities and Exchange Commission on February 28, 2011.

FINANCIAL HIGHLIGHTS

Financial data for the past five fiscal years are summarized below. This financial data should be read in conjunction with the information contained in our financial statements and accompanying notes, and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010. URS' Form 10-K, which was filed with the Securities and Exchange Commission on February 28, 2011, accompanies this Annual Report to Stockholders.

(In millions, except per share data)	**Year ended December 31, 2010**[1,2]	Year ended January 1, 2010[1]	Year ended January 2, 2009[1]	Year ended December 28, 2007[1,3]	Year ended December 29, 2006[1]
INCOME STATEMENT DATA:					
Revenues	**$ 9,177.1**	$ 9,249.1	$10,086.3	$ 5,383.0	$ 4,222.9
Cost of revenues	**(8,609.5)**	(8,772.4)	(9,608.8)	(5,095.2)	(3,978.1)
General and administrative expenses	**(71.0)**	(75.8)	(78.7)	(56.5)	(43.3)
Acquisition-related expenses[2]	**(11.9)**	—	—	—	—
Restructuring costs[4]	**(10.6)**	—	—	—	—
Impairment of an intangible asset[5]	**—**	(32.8)	—	—	—
Equity in income of unconsolidated joint ventures[6]	**70.3**	100.9	106.3	31.5	17.3
Operating income	**544.4**	469.0	505.1	262.8	218.8
Interest expense	**(30.6)**	(48.4)	(90.7)	(27.7)	(19.8)
Other income, net[7]	**—**	47.9	—	—	—
Income before income tax	**513.8**	468.5	414.4	235.1	199.0
Net income attributable to URS	**287.9**	269.1	219.8	132.2	113.0
Diluted earnings per share	**$ 3.54**	$ 3.29	$ 2.59	$ 2.30	$ 2.15
BALANCE SHEET DATA (As of the end of period):					
Cash and cash equivalents	**$ 573.3**	$ 720.6	$ 224.0	$ 256.5	$ 89.5
Total assets	**$ 7,351.4**	$ 6,904.4	$ 7,001.2	$ 6,930.0	$ 2,581.0
Total indebtedness	**$ 701.8**	$ 805.0	$ 1,108.0	$ 1,306.8	$ 168.6
Total URS stockholders' equity[8]	**$ 4,117.2**	$ 3,905.8	$ 3,624.6	$ 3,478.6	$ 1,506.7

Corresponding footnotes are presented on page 31 of this Annual Report to Stockholders.



Revenues
in millions
$4,222.9
$5,383.0
$10,086.3
$9,249.1
$9,177.1
Net Income Attributable to URS
in millions
$113.0
$132.2
$219.8
$269.1
$287.9
Total URS Stockholders' Equity
in millions
$1,506.7
$3,478.6
$3,624.6
$3,905.8
$4,117.2
Backlog
in millions
$4,637*
$17,659*
$17,282*
$17,309*
$16,608*
06 07 08 09 10
06 07 08 09 10
06 07 08 09 10
06 07 08 09 10

* Unaudited

CHAIRMAN'S LETTER

TO OUR STOCKHOLDERS:

In fiscal 2010, URS performed well, while continuing to position the Company for growth as the economy recovers. The strategic diversification of our business and our competitive position in the markets we serve enabled us to deliver strong financial results, despite the ongoing economic challenges. Our federal and infrastructure businesses continued to grow, and we are encouraged by signs of improvement in our power and industrial and commercial businesses. As a result of our solid performance and ability to generate high levels of cash, we made strategic investments to expand the Company's operations in growing international markets.

Financially and competitively, URS remains strong. For the 2010 fiscal year, we reported revenues of $9.2 billion and net income of $288 million. Earnings per share (EPS) were $3.54, a 7.6% increase from 2009 and our sixth consecutive year of EPS growth. We generated $528 million in net cash from operating activities, ending the year with $574 million in cash and short-term investments. During 2010, we repaid $150 million in debt, reducing our net debt at the end of 2010 to just $128 million. We also used approximately $292 million in cash to complete the acquisition of Scott Wilson Group plc, a UK-based engineering and design firm with more than 5,500 employees in offices worldwide.

The acquisition of Scott Wilson has significantly expanded our business outside of North America—a long-term goal for URS. Scott Wilson adds critical scale to our international operations, creating new opportunities in strategically important markets and geographies. URS now is ranked among the top ten engineering firms in the United Kingdom by revenue, and we have expanded our presence in Continental Europe, as well as in India and China—two of the world's fastest growing economies. We also have enhanced our global capabilities in key infrastructure markets, including mass transit, high-speed rail, roads and bridges, airports, and ports and harbors.

Acquiring Scott Wilson was an important development in our long-term strategy to build a large engineering, construction and technical services organization with the diversification to succeed throughout the business cycle. For more than a decade, we have focused on broadening our business in stable, long-term markets, expanding our resources and technical capabilities, and extending our geographic reach. Through the careful and deliberate execution of this strategy, we have built a diversified business that we believe can weather almost any economic climate. Our balanced business mix has enabled us to deliver consistent results, achieve EPS growth and generate strong cash flow—during the longest recession since the Great Depression. It also has enabled us to outperform many of our competitors throughout the economic downturn.

THE ACQUISITION OF SCOTT WILSON ADDS CRITICAL SCALE TO OUR INTERNATIONAL OPERATIONS, CREATING NEW OPPORTUNITIES IN STRATEGICALLY IMPORTANT MARKETS AND GEOGRAPHIES.

In the past year, increased public sector spending by clients in our federal and infrastructure market sectors helped to offset declines in capital expenditures by our private sector clients in the power and industrial and commercial market sectors. We have built a large and growing federal business, and we continued to benefit from outsourcing by U.S. federal agencies and national governments outside the United States for the specialized engineering, construction and technical services we provide. In addition, despite the budget challenges facing many of our state and local government clients, our infrastructure business also had a successful year—driven largely by the diversity of funding sources that were available to finance infrastructure improvement programs.

OUR BALANCED BUSINESS MIX HAS ENABLED US TO DELIVER CONSISTENT RESULTS, ACHIEVE EPS GROWTH AND GENERATE STRONG CASH FLOW—DURING THE LONGEST RECESSION SINCE THE GREAT DEPRESSION.

As anticipated, our power and industrial and commercial businesses were affected by the continuing weak economy in 2010. However, with the economic recovery gaining momentum, we expect improved results in these sectors in the year ahead. The pace of procurement activity and contract awards among our power clients has started to improve, and our backlog of work is growing. Similarly, in the industrial and commercial sector, many of our clients are increasing their capital expenditures and restarting projects that previously had been delayed or deferred. With our expanded international resources and capabilities, we are better positioned to serve the needs of our FORTUNE 500 clients and other large, multinational corporations across their global operations. Although we recognize that there are still challenges ahead, we believe URS is poised for even stronger performance as the economy recovers.

Because of our international expansion in the past year, we selected *A World of Experience* as the theme for our 2010 Annual Report. The report highlights the wider scope of URS' worldwide operations, as well as our expanded international capabilities and project experience. It also captures our optimism about our long-term potential, including new opportunities available to us with the addition of Scott Wilson.

Our results would not have been possible without the dedication of our 47,000 employees worldwide, and I should like to thank them for their hard work in the past year. Their commitment to delivering technically superior services to our clients in the safest possible manner—and to conducting our business according to the highest ethical standards—is the foundation of our success. I also thank our stockholders and clients for their continued support and confidence in URS.

OUR EMPLOYEES' COMMITMENT TO DELIVERING TECHNICALLY SUPERIOR SERVICES TO OUR CLIENTS IN THE SAFEST POSSIBLE MANNER IS THE FOUNDATION OF OUR SUCCESS.

Finally, I should like to extend my sincere gratitude to Armen Der Marderosian and William Walsh, both of whom will be retiring after many years of distinguished service as members of the URS Board of Directors. Mr. Walsh has served on the Board of Directors since 1988, and Mr. Der Marderosian joined the Board in 1994. Their leadership and astute business perspectives have been invaluable to URS as we have grown.

I look forward to updating you on our progress in 2011.

Martin M. Koffel
Chairman and Chief Executive Officer

A WORLD OF OPPORTUNITY

Today's global economy offers companies like URS significant opportunities. Developed nations around the world face the need to upgrade and rehabilitate their infrastructure, public buildings, industrial facilities and power systems, while developing regions are under increased pressure to build new facilities in order to compete in the global marketplace. URS has built a diversified business in our four key markets, and we have expanded our geographic presence, particularly in rapidly growing economies outside of the United States.

INFRASTRUCTURE

$1.9 BILLION

FY 2010 REVENUE

Revenues from our infrastructure sector business **increased 14%** in 2010.

The American Society of Civil Engineers estimates that $2.2 trillion in investment is needed to reverse the deteriorating condition of public infrastructure in the **UNITED STATES**.

INDIA'S new five-year infrastructure plan, currently being developed, is expected to double investment to $1 trillion.

In **AUSTRALIA**, more than $34 billion in rail infrastructure projects currently are under construction, in planning or proposed.

CHINA'S five-year infrastructure plan totals $1 trillion and focuses on urban transportation, including high-speed rail between major population centers and urban-rural rail links.

Modern and reliable infrastructure is an essential component of a strong, vital economy. Overburdened or obsolete roads, bridges, airports, rail transportation systems, and ports and harbors hinder the efficient movement of people and goods—resulting in lost time and productivity. From North America and Europe to Asia and Australia, governments around the world face major challenges to expand and modernize infrastructure to ensure their competitive advantage in the global economy.

For more than a century, URS has been at the forefront of efforts to improve critical infrastructure throughout the United States. We are one of the few firms in the industry with the in-house capabilities to support every stage of large-scale infrastructure projects, from planning and design through construction and construction management to operations and maintenance.

Although many U.S. states face serious budget deficits, they are successfully financing infrastructure programs through alternative sources. These sources include bonds, dedicated tax measures, users' fees, federal stimulus funding and public-private partnerships.

With the addition of Scott Wilson in September 2010, we have broadened our global footprint to pursue infrastructure opportunities in key regions around the globe. URS now is ranked among the top ten engineering firms in the United Kingdom by revenue, and we have expanded our presence in Continental Europe and the Middle East, as well as in the rapidly growing economies of India and China. We also have enhanced our capabilities in high-growth infrastructure markets—including rail and transit, roads and bridges, and ports and harbors.

FEDERAL

URS has built a large, diversified and growing business in the federal sector. Today, we provide engineering, construction, operations and maintenance, and specialized technical services to the Department of Defense (DOD), the Department of Energy (DOE) and more than 25 other U.S. federal departments and agencies, as well as to agencies of other national governments. As a leading federal contractor, we assist our clients in fulfilling their most critical missions—often through large, bundled contracts that allow them to procure our services easily and without delay.

URS supports the DOD at virtually every stage of its operations—from developing new weapons systems and refurbishing military vehicles and aircraft to managing complex installations and providing decommissioning and closure services for facilities no longer in use. We also design and construct infrastructure at military installations worldwide.

The diversity of our federal business means we are less susceptible to budget uncertainties or funding for any single program. In the year ahead, proposed funding for much of our DOD work is expected to remain stable. The DOD's budget request for the federal government's 2012 fiscal year, which begins October 1, 2011, includes $204 billion for operations and maintenance and $75 billion for research, development, test and evaluation—budget line items that are important to our federal business.

As the largest environmental management contractor to the DOE, URS provides environmental and nuclear management services at some of the most complex sites and facilities across the United States. And, in the United Kingdom, a URS-led consortium manages the operations and cleanup of the Sellafield nuclear complex, one of the world's largest nuclear sites, for the Nuclear Decommissioning Authority.

We expect to continue to benefit from sustained funding for these programs. The UK Coalition Government has provided $2.4 billion for the Sellafield site for each of the next four years. In addition, the proposed DOE budget for 2012 includes $6.1 billion for environmental management programs. This funding should support much of our DOE work in the year ahead.

$4.5 BILLION

FY 2010 REVENUE

URS REVENUE BY MARKET



Power
Federal
12%
Industrial &
Commercial
18%
49%
21%
Infrastructure

Revenues from our federal sector business **increased 9%** in 2010.

The DOD's 2012 budget request includes **$204 billion** for operations and maintenance, an 11% increase from 2011 levels.

POWER

$1.1 BILLION

FY 2010 REVENUE


ELECTRICITY NET GENERATION BY SOURCE
Source: U.S. Energy Information Administration, Annual Energy Review, 2009
Other
5%
Coal
45%
Natural Gas
23%
Hydroelectric
7%
Nuclear
20%

65%

of the new generating capacity added to the U.S. power grid since the 1990s has been from gas-fired power plants.

In the United States, electricity generation from renewable energy sources **increased 33%** between 2008 and 2010.

The power industry is shaped by economic trends, regulations and technical advances that interact to create growth cycles for our power business. When the economy slowed and demand for electricity fell, capital spending by our power clients declined. But, as economic conditions improve and new environmental mandates take effect, there are signs that the power sector is poised for a recovery.

Increasingly stringent restrictions on the emissions from coal-fired power plants are creating new opportunities for our air quality control business. Today, coal-fired plants are the largest source of electricity in the United States, but many facilities have inadequate pollution controls to meet a 2015 federal deadline for additional emissions reductions. URS is a leader in this market, having installed air quality control systems at more than 200 power plants.

With demand for electricity projected to rise, there is renewed interest in natural gas as a cleaner burning, readily available alternative to coal-fired generation. We have designed or constructed nearly 100 gas-fired power plants, and we anticipate increased demand for the services we provide to develop or expand gas facilities.

The dramatic growth in renewable energy is creating new demands to modernize and extend transmission and distribution systems so that electricity from alternative sources—such as remotely located wind or solar farms—can be transported to major population centers.

As a leader in nuclear power, URS also is helping utilities maintain the viability and efficiency of their nuclear fleets. More than 100 nuclear generating units operate in the United States today, accounting for 20 percent of the country's electricity production. URS is one of only a few contractors with the expertise to perform major capital improvement projects—including the replacement of steam generators and other major components—to increase the output, efficiency and reliability of existing nuclear power plants.

INDUSTRIAL & COMMERCIAL

URS has built long-standing business relationships with FORTUNE 500 and other multinational corporations around the world by providing complete life-cycle services to meet their engineering, construction and environmental needs. As demand for oil and gas, manufactured goods and mineral resources declined during the recession, many of our clients delayed or curtailed capital spending. However, as the economy recovers, activity in the industrial and commercial sector is increasing, creating new opportunities for our business.

In the oil and gas industry, rising oil prices have led several of our clients to move forward with projects that were previously suspended—including oil sands projects in Alberta, Canada, oil shale projects in Colorado's Piceance Basin and gas pipeline projects in Alaska.

Higher commodity prices for base and precious metals, fueled by strong demand from China and India, have accelerated our work on mining projects in Australia. In the manufacturing market, growing consumer spending is leading to increased production, resulting in new demand for the engineering, construction and facility management services we provide.

As URS has grown and extended its geographic reach, we have expanded our work and the services we provide to many of our largest industrial and commercial clients. Today, much of this work is performed under long-term Master Services Agreements—multi-year contracts that cover a broad range of engineering and environmental services at sites around the world.

With the addition of Scott Wilson to URS, we have expanded our global resources and are better positioned to support the needs of these clients throughout their worldwide operations.

OIL PRICES

$/Barrel

140
100
60
20
1/06
1/07
1/08
1/09
1/10
1/11

Rising oil prices are leading to increased global capital spending in oil and gas production and exploration. In 2011, spending is expected to reach $490 billion, an 11% increase from 2010.

Sources: U.S. Energy Information Administration, March 2011
Barclays Capital, December 2010

$1.6 BILLION

FY 2010 REVENUE

U.S. industrial production **increased 6%** in the last year, following nearly two years of decline.

Source: U.S. Federal Reserve

According to a survey of senior executives and consultants in the mining industry, global mining expenditures are expected to reach **$115 to $120 billion** in 2011, above the peak of $110 billion set in 2008.

Source: Financial Times, December 2010

A WORLD OF TALENT

What differentiates URS from our competitors is our people. With some of the most talented professionals in the industry, URS has the skills and resources to complete the most challenging projects in the infrastructure, federal, power, and industrial and commercial markets—anywhere in the world. Our employees also embrace the opportunity to "give back," volunteering their time and expertise in support of charities, and community outreach and mentoring programs.

LONDON OFFICE

With more than 500 employees, URS' London office is one of our largest in Europe. Previously the headquarters of Scott Wilson, it remains an important hub for URS' operations in the region.

With a full complement of civil and structural engineers, environmental scientists, sustainability experts and construction specialists, our London office provides services across the full life cycle of projects. Working together as members of multi-disciplinary project teams, URS employees plan, design and manage the rehabilitation and construction of highways, bridges, mass transit systems and major facilities, such as schools, hospitals, hotels and stadiums.

Our staff is engaged in some of London's most prestigious projects, including Crossrail, Europe's largest civil engineering construction project, and the Brent Civic Centre, designed to be the United Kingdom's "greenest" civic building. Our UK operations also have won several highly regarded awards from professional societies and government organizations, including the Queen's Award for Enterprise: International Trade.

In addition to undertaking projects locally, staff in London support multinational clients on projects around the world, often in collaboration with colleagues from other international offices.



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GERMAN ROADWAY IMPROVEMENTS

Since 2005, URS has served as the Lenders' Technical Advisor on five public-private partnership roadway improvement projects in Germany. URS has supported the bidding consortia to a successful financial closing on two of the projects, and currently is supporting a bidding consortium for the widening of a section of the Federal Motorway. / **1–3** / Anandan Kumar, Wendy Chung How, James Kyritsis

OLYMPIC DELIVERY AUTHORITY

URS has been working with the Olympic Delivery Authority on the Planning Framework for the London 2012 Games since 2006. / **4–8** / Thomas Smith, Annabel Buralli, Gareth Wilson, Lesley Keable, Martin Herbert

CROSSRAIL

Crossrail is a new east-west rail route across London. URS is providing a wide range of civil, structural and electrical engineering services for both above- and below-ground tracks and stations, including the design for Paddington and Farringdon, two of central London's flagship stations. / **9–14** / Darren Brooke, Johnny Adaime, Alison Argust, Howard Augustus, Ka-Ho Li, Robert Duffy

THAMES TUNNEL

Through its appointment to a Planning Studies Framework, URS is supporting the delivery of the Thames Tunnel. The project involves building a tunnel under London to stop combined sewer overflows and improve water quality in the River Thames. / **15–19** / Shibani Bose, James Allan, Eleanor Cole, Julia Ryan, Charlotte Cook

NATIONAL INDUSTRIAL SYMBIOSIS PROGRAMME

URS is a key partner for the award-winning National Industrial Symbiosis Programme (NISP), which is at the cutting edge of sustainable development. NISP develops mutually profitable links between companies so that under-used resources, such as energy, water and materials, from one business can be reused or reprocessed by another. / **20–21** / James Bisco, Caroline Brock

BRENT CIVIC CENTRE

URS, in partnership with Hopkins Architects, is providing engineering and environmental services, including significant sustainable design advice, for the design of Brent Council's new civic centre, which is expected to be the United Kingdom's "greenest" civic building. / **22–27** / Jason Lee, Chris Gaskell, Karl Walker, Rick Hilton, Christina Petrides, Mike Pauley



GREENCOAT PLACE HISTORY

URS' London office is located at Greencoat Place, which was constructed between 1883 and 1885 by J. Bull. It was originally used as a warehouse by the Army and Navy stores (a UK department store group). Damaged during World War II, the structure was rebuilt in stages, which is reflected in its more modern façade and mix of architectural styles.

As shown in the photo, the building's glazed rooms, previously used as meat and fish trading halls, display original Victorian detailing. The glazed halls were restored when the building was renovated prior to Scott Wilson's occupation. The result is a unique office space with generous natural light.

CHINA OPERATIONS

URS' China operations comprise 1,100 employees in a network of 12 offices. With the addition of Scott Wilson, we now provide a diverse range of planning, design, environmental, engineering and construction services that can meet the needs of clients in this rapidly growing economy.

Our engineers, architects, planners, scientists, landscape designers and construction management specialists work on a range of transportation and urban infrastructure, as well as manufacturing plants, hotels and mixed-use commercial and residential complexes. Many local and multinational companies also rely on the skills of URS' environmental and health and safety experts to help them comply with China's new, more stringent regulations.

URS teams are working on important projects throughout China, such as overseeing the fast-track construction of the Wuxi Integrated Transportation Hub—the second largest development of its kind in China. The new hub will link high-speed intercity railways with metro stations for local underground and above-ground rail lines. It also includes a large shopping mall, hotel, bus terminal and parking facilities.


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SENIOR PROJECT MANAGEMENT

URS provides overall project management, including managing relationships with client teams and project stakeholders, to ensure that the project is delivered in accordance with contract requirements and client expectations. / **1–2** / C L Lau, Yang Xianhua

COST MANAGEMENT

We are responsible for procurement, advising on qualified contractor selection and managing project costs during the planning, design and construction stages. / **3–4** / Qian Xinsheng, Wendy Xiang

DESIGN MANAGEMENT

To ensure that design quality and project standards are met, URS manages the design of architects, design institutes and other consultants; on-site design revisions; and site installation work. / **5–7** / Samuel Yu, Johnson Liu, Alina Zhao

CONSTRUCTION MANAGEMENT

We deliver on-site management of construction processes, including technical review and quality and safety management, to ensure that project delivery is in line with client scope, budget and schedule. / **8–12** / Ren Zhongqin, Tao Jinbing, Zeng Gewen, Ma Yafeng, Wu Hao

DAM AND LEVEE ENGINEERING

Australia

URS has extensive experience in the design and rehabilitation of thousands of dams, levees and other hydraulic structures. We are one of the largest dam and levee designers in both Australia and the United States, and one of the leading dam and levee designers worldwide. Our staff includes the full range of professionals in the specialized technical disciplines needed for dam design and construction projects, including engineering geologists; geotechnical, structural, mechanical, electrical, environmental and earthquake engineers; and hydrologists.

The design team for the upgrade of the Hinze Dam, which provides much of the water to the Gold Coast in Queensland, Australia, exemplifies the broad skills and geographic breadth of URS' dam and levee practice. Our Australia-based team was supported by nearly 200 URS water resources staff from Colorado, California and New Zealand during the course of the project.

The technically complex project involved raising the dam from 93.5 meters to 108.5 meters in order to increase water supply to a full capacity of 310 billion liters. The URS team employed many design innovations to increase the dam's storage capacity, while reducing downstream flood risk.


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SPILLWAY DESIGN

The new spillway design optimized the flood mitigation benefits downstream of the dam and increased maximum potential flood capacity. A key challenge was surpassing the capacity of the original spillway structure, which had been designed for less than half the flood flow of the new structure. / **1–2** / Steve O'Brien, Mike Phillips

EMBANKMENT DESIGN

URS assessed the complex foundation conditions at the site and designed a 15-meter raise of the existing earth and rockfill embankment. The work included a 700-meter-long extension of the saddle dam across the right bank to accommodate the increased level of the reservoir. / **3–6** / James Toose, Mark Foster, Gavan Hunter, Rob Campbell

INFRASTRUCTURE DESIGN

Infrastructure across the site was upgraded, including a recreation area, internal roads, drainage, power, water and communications systems. The work also included mechanical and electrical design to upgrade the outlet facility, pump station, and electrical and control systems. The dam remained in full operation during construction of these improvements. / **7–9** / Jared Weir, Rob Myers, Anna Hams

MANAGEMENT & SUPPORT

As the design lead of the highly successful Hinze Dam Alliance project team, URS' role was to oversee the technical aspects of the design. Managing the project also included close collaboration with URS' Alliance partners and other stakeholders, including the owner, dam operations, regulatory agencies and community members. / **10–12** / Bob McGowan, Chris Dann, Melanie Preston

POWER CAPABILITIES
Princeton, New Jersey

With more than 100 years of experience serving the power industry, URS' expertise encompasses virtually every type of power generation, including fossil fuel, nuclear and alternative energy. We have engineered and/or constructed power plants generating more than 250,000 megawatts of electricity and have worked on hundreds of transmission and distribution, and substation projects.

URS provides a full range of engineering, procurement and construction services for natural gas-fired power plants. Our experience includes more than 32,000 megawatts of new generation and covers every combustion turbine technology.

URS also is a leader in clean-air modifications. We have installed air quality control systems in more than 200 plants to reduce sulfur dioxide, sulfur trioxide, nitrous oxides, mercury and other emissions.

For the commercial nuclear market, we have engineered or constructed 49 power plants worldwide, and our SGT, LLC joint venture provides steam generator and large component replacement services to improve the efficiency and extend the life of existing nuclear plants.

Our power professionals are located around the world, including Princeton, New Jersey, where, in addition to nuclear, civil, mechanical, electrical and process engineers, URS employs architects, environmental and project controls specialists. Many of our highly skilled staff also have achieved safety trained supervisor certification.

With a full complement of disciplines, URS serves the entire life cycle of power projects—from planning, engineering, procurement and construction to start-up, operations and maintenance, and decommissioning and closure.


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NEW GENERATION COMBINED CYCLE GAS

URS provides life-cycle services to ensure that new generation combined-cycle gas plants are constructed cost-effectively and operate at the highest levels of safety, efficiency and reliability. / **1–7** / John Moore, Bob Schad, Andrea Kelman, Minanka Ray, Joe Zachowski, Bob Thibodeau, Danny Chung

AIR QUALITY CONTROL SYSTEMS

Our engineering, procurement and construction expertise is used to retrofit existing fossil fuel plants with clean-air emissions technologies. / **8–12** / Ed Ventura, Cathy Schmitt, Jeremy Moore, Steve Pizzimenti, Harold Fletcher


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TRANSMISSION & DISTRIBUTION

We offer consulting, project management, engineering, design, construction, start-up and maintenance support for transmission and distribution systems, as well as substations. / **13–16** / Dianne Forman, Sunil Mital, Zachary Riley, Jack Jolly

SOLAR

In addition to providing program management and support services to utilities for solar panel installations, URS provides consulting services for solar power installations on buildings. / **17–22** / Darlene Schrock, Mike Lazar, Jeffery Krenski, Shanna Pfau, Mark Feldman, Jim Aquilino

NUCLEAR GENERATION

URS provides engineering, procurement, construction and start-up services for both nuclear plant modifications and the development of new generation facilities. We are playing an integral role in the next generation of nuclear power plants. / **23–26** / Isamar Blumberg, Bryan Freeman, Peter Abate, Thomas Powell

INDIA OPERATIONS

The New Delhi office is URS' headquarters for our South Asia operations. Through the addition of Scott Wilson, we now have more than 850 employees in offices in Bangalore, Chennai, Kolkata, Mumbai and Patna, and at numerous project sites.

Although traditionally known for providing planning, engineering and construction services for highways and bridges in the region, our work has expanded into ports, railways, airports, power, water and urban infrastructure. Our New Delhi staff represents the full range of design and engineering disciplines, from urban planners and architects to hydrologists and transportation engineers.

To keep pace with its rapidly growing economy, India is expected to invest one trillion dollars in its infrastructure over the next five years. Such investment is evident in the roads sector, where the National Highways Authority of India has commissioned an ambitious project to upgrade, rehabilitate and widen India's major highways. The National Highways Development Program (NHDP) is the largest highways program in India's history, covering more than 70,000 kilometers.

URS' experienced highways team in New Delhi comprises structural, geotechnical and civil engineers, pavement experts and construction specialists who provide complete project life-cycle services. The team, which has provided services for NHDP projects for many years, currently is working on more than ten assignments.


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UPPER GANGA CANAL EXPRESSWAY

This unique project integrates a roadway design with a canal rehabilitation, new hydroelectric power stations and adjacent land development. URS' feasibility study received the prestigious British Expertise International Awards 2010/11 Consultancy Project of the Year. / **1–4** / B K Basu, D P Kala, Debargha Datta, Ranadeep Basu

JAMMU UDHAMPUR SECTION OF NH-1A

URS developed innovative structural solutions and cost-optimization plans for the design of a 64-kilometer section of National Highway-1A through a highly mountainous, ecologically sensitive area. The project included numerous bridges, viaducts and a twin tunnel. / **5–9** / Sajid Khan, Uma Shankar Rawat, Ganesh Chatrad, A K Dubey, Brig C D Puri


10
11
12
13
14
15
16
17
18
19
20
21
22
23
24
25

SONE RIVER BRIDGE

URS provided design and project management services for a 1,980-meter bridge on River Sone in the state of Bihar. The bridge features continuous prestressed concrete box girders, each spanning 60 meters. / **10–16** / H S Sharma, A K Padhy, Priyanka Jain, Shrey Kumar Jain, Kamlesh Mishra, Sanjeev Gahir, Vikram Singh

LONG-SPAN BRIDGE OVER RIVER GODAVARI

URS provided engineering services for the design, construction, and operations and maintenance for a major bridge across the Godavari River, as part of a Build, Operate, Transfer/Public-Private Partnership. / **17–18** / S S Negi, K S Shiny

CENTRAL INDIA STATE ROAD DEVELOPMENT

For a state road development project in central India, URS provided construction supervision for the rehabilitation of approximately 800 kilometers of state highways. The project was spread over eight districts of the highly mountainous Madhya Pradesh State. / **19–21** / P B Ratnakumar, R K Pathak, Meenakshi Agarwal

NH-36 AND NH-54 CARRIAGEWAY

A URS construction supervision team supported the upgrade of the NH-36 and NH-54 into a single, four-lane divided carriageway. Located in the extreme northeastern region of the country, the project traverses a dense forest area with very heavy rainfall. / **22–25** / Jayasree Ratnakumar, Neeraj Mallik, R N Chaddha, T Naresh

VETERAN MENTORING

United States

URS' support of the military extends beyond our contracts. Whether it's helping a soldier obtain a position after serving in the Army, pairing a veteran with a mentor to ease the transition to his or her first corporate job, sending care packages to deployed soldiers or helping a wounded veteran find fulfilling work, URS and our employees embrace the opportunity to give back to those who have served the nation—it defines who we are as a company. Marian Hyder, Vice President of Talent Management for our Federal Services business, says, "Nothing brings us greater satisfaction than reaching out to our veterans. So many URS employees are former military—they've been there and understand the importance of the support we provide."



WOUNDED WARRIORS

Dozens of disabled veterans from all branches of the military are supported by URS mentors who provide advice and encouragement about how to reintegrate into the workplace. "There is nothing we wouldn't do for our veterans," says Jesse Barber, a Program Manager in the Global Security Group. "We also served, and now we want to help them begin the next phase of their lives." During the past 12 months, URS has hired 343 disabled veterans. / **1** / Jesse Barber

ADOPT A PLATOON

Ensuring that U.S. service members are not forgotten during their deployment, URS employees send weekly cards and follow up with monthly care packages containing books, food and other items. According to Human Resources Manager Pat Falls, "URS has adopted dozens of platoons since 2007 and, to date, several tons of packages have been sent by our volunteers to deployed soldiers." To spread cheer during the 2010 holiday season, 15 URS locations sent more than 1,300 stockings to our troops. / **2** / Pat Falls

AMERICAN CORPORATE PARTNERS (ACP)

In 2010, 70 URS employees served as mentors to returning veterans as part of the ACP program. They provided coaching, mentoring and networking support to help their protégés secure civilian jobs. Dennis Hunt, Capture Manager, National Security and Defense, is a mentor to Bill Cuartas, and was recently named an ACP Mentor of the Month. According to Bill, "Dennis has been there for me every step of the way. I would still be worried and unsure about my transition without his help." / **3–5** / Dennis Hunt, Bill Cuartas, Marian Hyder

PARTNERSHIP FOR YOUTH SUCCESS PROGRAM (PaYS)

Pairing U.S. Army veterans with civilian jobs ensures that companies like URS hire employees with a strong work ethic and highly specialized skills. URS recently hired our first veteran through PaYS and, according to Ken Reese, a URS Staffing Manager and retired Army recruiter, he is the first of many. Ken says, "PaYS will be a vital part of URS' hiring program for years to come." / **6** / Kenneth Reese

A WORLD OF EXPERTISE

With a presence in more than 40 countries around the world, URS has the local resources to meet our clients' needs on a variety of projects, regardless of location or type of service required. Whether it's an environmental assessment for one of the largest retail centers in Belgium, the expansion of a power plant in Detroit, the design of a high-speed rail network in the United Kingdom, the construction of a tailings dam in Australia or the maintenance of military equipment returning from the Middle East, URS has the experience to get the job done.



URS provides design, engineering and construction services for beddown facilities to support several unmanned aircraft systems (UAS). At Beale Air Force Base in California, URS designed and constructed new hangars to house the Global Hawk UAS.



As the U.S. military has increased its use of intelligence and surveillance systems, URS has been called upon to provide engineering for communications systems for the Reaper UAS.



For the Predator and other unmanned aircraft systems, URS supports command and control and IT operations, as well as maintenance and training.

UNMANNED AIRCRAFT SYSTEMS

In support of the DOD's accelerating deployment of unmanned aircraft systems, URS provides wide-ranging program management, design, systems engineering, training, construction, and operations and maintenance services.

The role of unmanned aircraft systems (UAS) has expanded dramatically during the last decade, as these sophisticated systems have demonstrated their value in the War on Terror. In support of military operations in Iraq and Afghanistan, UAS have flown long missions and collected critical intelligence—all while being "piloted" by personnel thousands of miles from the combat zone. In some cases, the intelligence obtained from a UAS is transmitted directly to soldiers on the battlefield using remote video terminals.

Used by the U.S. Air Force, Army and Navy, UAS range in size from radio-controlled devices as small as a model airplane to more complex aircraft as large as a Boeing 737. The systems consist of the aircraft, sensors/payloads, command and control datalinks, the operator station, and the ground support equipment required for launch and recovery, and operations and maintenance. As technology has advanced and the systems have become more useful, UAS programs have expanded, as have the services required to support their development and day-to-day operations.

URS has been involved in UAS programs since their inception. Today, we are one of the leading contractors in the UAS market and provide the services required to design, build, test and fly unmanned systems. Our expertise also includes evaluating UAS, providing operational support from ground stations, training pilots, providing maintenance services, and designing and building beddown facilities. A current contract involves supporting the systems that provide command and control data, voice interconnectivity and video relays. These critical systems enable personnel to fly and control unmanned systems, such as the Predator and Reaper, worldwide.

Longer term, the non-military applications for UAS are limitless. For instance, there is increasing interest in using UAS to monitor borders and ports, to perform aerial photography and land surveying, to monitor forest fires and environmental conditions, and to support municipal law enforcement.

UAS SITES

where URS currently is working


SOUTH DAKOTA: ELLSWORTH AFB
NEVADA: CREECH AFB, NELLIS AFB
MISSOURI: WHITEMAN AFB
VIRGINIA: DAHLGREN NAVAL BASE
NEW MEXICO: HOLLOMAN AFB
MARYLAND: PATUXENT RIVER NAVAL AIR STATION
TEXAS: FORT HOOD

The U.S. Air Force has increased UAS deployment by a **factor of 10** over the last five years.

For the years 2010 through 2015, the DOD has requested **$25 billion** for UAS development and procurement.

Combined, the U.S. Air Force, Army and Navy forecast **UAS expenditures** of more than **$4.1 billion** in the coming year.



URS is providing quality control and safety services for the new Yunnan section of the Yunnan to Guangxi high-speed rail line in China. The line is part of the strategically important Trans-Asian Railway that will extend to Southeast Asia.



We are providing design services for a section of California's high-speed rail system, the largest public works project in the United States since the construction of the Interstate Highway System.



During the development of the new Perpignan-Figueras rail line, URS provided technical assistance services. Currently, we are providing operations and monitoring services for the line, which travels through the Pyrenees and serves as a link between France and Spain.

In the United Kingdom, URS provided design services for the West Coast Route Modernisation program—a major upgrade of the principal railway linking London, Birmingham, the North West and Glasgow.

HIGH-SPEED RAIL

With its convenience, comfort and speed, traveling by high-speed rail is gaining in popularity around the world. The length of the global high-speed rail network is expected to double in the next four years, increasing from about 14,000 kilometers last year to nearly 26,000 kilometers by 2015.

Much of this growth is expected in China and the United States, where robust funding is making high-speed travel a reality. As a key player in this emerging market, URS is performing preliminary studies for proposed new systems in Illinois and Texas. In California, we recently completed the conceptual engineering and environmental impact studies for the 115-mile (185-kilometer) Fresno to Bakersfield section of the California High-Speed Rail Project between San Francisco and Los Angeles.

Our acquisition of Scott Wilson has significantly expanded our high-speed project portfolio, which now includes ongoing assignments in the United Kingdom, China, India, Continental Europe and the Middle East. For example, in Saudi Arabia, we are providing program and project management for the first high-speed rail network in the region. And, in the United Kingdom, we are providing planning and engineering services for a new high-speed rail network between Birmingham, Manchester and Leeds.

As the world's high-speed rail networks continue to expand, URS' decades of experience in the planning, design and construction of innovative rail transit systems makes us an important resource for high-speed projects across the globe.

The European Union's goal is to create a **Trans-European high-speed rail network** to connect the entire region.

The United States has awarded **$10.5 billion** in high-speed rail funding to date, and an additional **$61 billion** has been proposed.

URS' High-Speed Rail Experience:

39 projects

17 countries

nearly **16,900 kilometers.**

PROJECTS

Worldwide

NETHERLANDS: HSL ZUID—AMSTERDAM TO ANTWERP

UNITED KINGDOM: HS2; CTRL HS1; EAST COAST ROUTE; WEST COAST ROUTE; CROSSRAIL

POLAND: E65 WARSZAWA TO GDYNIA

UKRAINE: UKRAINIAN RAILWAYS UZ

CHINA: YUNNAN TO GUANGXI HIGH-SPEED RAIL LINE

FRANCE: LGV SEA; LGV BPL; LGV CNM; LYON-TURIN

SAUDI ARABIA: HARAMAIN HSR, SAUDI LANDBRIDGE

THAILAND: KORAT HIGH-SPEED LINE

SPAIN: PERPIGNAN-FIGUERAS HIGH-SPEED LINK

TAIWAN: HIGH-SPEED RAIL VIADUCTS

UNITED STATES: CALIFORNIA HSR—BAKERSFIELD TO FRESNO; ILLINOIS DOT HSR—CHICAGO TO ST. LOUIS; TEXAS HSR—STATEWIDE; DESERT LIGHTNING PROJECT—LOS ANGELES, LAS VEGAS, PHOENIX

ITALY: TRENO ALTA VELOCITÀ SPA

MALAYSIA: EXPRESS RAIL LINK

SOUTH AFRICA: GAUTRAIN RAPID RAIL LINK



URS helps Shell meet air, water and waste regulations by providing environmental assessment services at its refineries.



At hundreds of Shell retail gasoline stations and gasoline bulk terminals across the world, URS is assessing environmental conditions and systems integrity.



For proposed projects to explore, recover and produce crude oil and natural gas, URS performs studies for Shell on potential environmental impacts.

SHELL MASTER SERVICES ALLIANCE

URS provided process engineering services at the Shell Chemicals Geismar facility in Louisiana—a leading producer of ethylene-based industrial chemicals with a variety of end uses.



Our innovative design for Scotland's 1,200-meter-long Clackmannanshire Bridge—the second longest launched bridge in the world—has led to seven major industry awards.



URS provided construction supervision for a section of the Golden Quadrilateral project—the first phase of an upgrade to more than 5,000 kilometers of highway.



The expansion and upgrade of I-215 and connecting highways in Riverside, California, included designs to upgrade a "cloverleaf" style interchange, expand the freeway from six to eight lanes, and construct, replace or widen 20 bridges.

The cable-stayed Bridge of Honor, spanning the Ohio River between Pomeroy, Ohio, and Mason, West Virginia, provided a simple yet elegant solution to a crossing with difficult geological and hydraulic conditions. Designed by URS, the bridge is dedicated to local WWII and Vietnam veterans.

ROADS AND BRIDGES

As URS has grown over the past decade, we have significantly expanded the services we provide to nearly half of the FORTUNE 500, including Shell, The Dow Chemical Company, DuPont, Pfizer and United Technologies, as well as to other multinational corporations. The depth of URS' engineering, environmental and construction resources, and our geographic breadth are valued assets to our clients. Our Master Services Alliance with Shell, a global group of energy and petrochemical companies, is a prime example of the value we add for our multinational clients.

Over the past 15 years, our business relationship with Shell has grown from providing environmental and engineering services to its U.S. refineries and chemical plants, to serving Shell's motor fuel marketing outlets, product terminals, and oil and gas exploration, production and pipeline facilities on five continents and in nearly 30 countries.

Working side by side with Shell's staff, URS' multidisciplinary global team helps support the full life cycle of its operating facilities with planning and regulatory compliance assistance, engineering, and decommissioning and closure services. We also help manage legacy environmental issues and restore properties for reuse and redevelopment. Today, URS is proud to be Shell's largest global supplier of environmental engineering and consulting services.

By using the **latest innovative technologies,** URS has partnered with Shell to help reduce the impact of its operations on the environment.

URS supports a wide range of active Shell projects—from service station work to large, **complex multi-year refinery programs.**

We have received several **safety recognition awards** from Shell in the Americas, Europe, and Asia-Pacific.

COUNTRIES

in which we have served Shell in the last 5 years



CANADA
UNITED STATES
PUERTO RICO
BRAZIL
ARGENTINA
NORWAY
NETHERLANDS
UNITED KINGDOM
BELGIUM
PORTUGAL
SPAIN
FRANCE
SWEDEN
FINLAND
DENMARK
GERMANY
LUXEMBOURG
ITALY
AUSTRIA
SWITZERLAND
QATAR
KAZAKHSTAN
RUSSIA
AUSTRALIA
NEW ZEALAND

Repairing and improving aging roadways and bridges has become a top priority for many developed countries. And, in fast-growing economies like China and India, constructing up-to-date roadway infrastructure is a necessity for continued economic advancement. URS has more than 100 years of experience in the planning, design and construction of highway networks, from the upgrade of a multi-level interchange in Florida to the design of a new suspension bridge in Turkey.

URS is one of the largest transportation design firms in the United States, and we provide services for Department of Transportation agencies in every state. Now, with the acquisition of Scott Wilson, we have significantly expanded our transportation capabilities in the United Kingdom, Continental Europe, China and India.

Currently, we are involved in a large number of roadway design and construction projects in the United Kingdom, Lithuania, Greece, Serbia and Sweden. Our growing portfolio of projects in Poland, where the roadway infrastructure is underdeveloped by European Union standards, includes providing design services for approximately 20 highway projects along three major motorways.

Our innovative design for the new Pearl Harbor Memorial Bridge in New Haven, Connecticut, demonstrates URS' international reputation for bridge design. The first of its kind in the United States, the bridge incorporates an "extradosed" structure—a combination box girder and cable-stayed bridge.

With a **worldwide reputation for bridge design,** URS' expertise encompasses girder, arch, truss, bascule, cable-stayed, fixed and suspension bridges.

URS has designed and built **thousands of miles of highways** and nearly every kind of bridge, tunnel and complex urban interchange.

Many of our projects are going forward with **innovative contracting and financing alternatives,** including design-build and public-private partnerships.

REPRESENTATIVE PROJECTS

Worldwide

The M1, a heavily traveled route connecting London with the Midlands and the North in the **UNITED KINGDOM**, is being upgraded by URS to provide additional capacity and reduce congestion along a 25-kilometer section.

The new S69 Expressway in **POLAND** replaces 27 kilometers of road from Poland to Slovakia and includes the first bored road tunnel in Poland.

URS is providing construction supervision services for the upgrade of approximately 70 kilometers of the Belgrade to Novi Sad Motorway in **SERBIA**, which is part of the E75 European route connecting Norway with Greece.

URS identified the land use and infrastructure requirements for a planned 1,483-kilometer industrial corridor from Delhi to Mumbai, **INDIA**, which will accelerate growth and increase employment in the area.

URS was the lead designer for the $189 million improvement of State Route 202, from Phoenix to Mesa, **ARIZONA**, which included widening a mile-long viaduct over the Salt River.

URS is providing a variety of planning, design and construction services for both the U.S. and Canadian approaches to the planned Detroit River International Crossing between **MICHIGAN** and **ONTARIO**.

Designed by URS, the Newmarket Viaduct, a crucial transportation connection to Auckland, is considered one of **NEW ZEALAND'S** most distinctive engineering projects.



The Cold Test Facility, operated by a URS-led joint venture for the Department of Energy, is an innovative, full-scale replica of storage tanks at Hanford, which allows workers to test new cleanup technologies in a safe setting.



Managed and operated by a URS-led consortium, the Sellafield site's complex decommissioning and cleanup program takes place next to ongoing commercial reprocessing and manufacturing activities.



URS employees transport empty high-level waste canisters to the Savannah River Site's vitrification plant. More than 3,000 high-level waste canisters have been filled at this facility since 1996.

URS employees at the Savannah River Site's Defense Waste Processing Facility use a robotic arm to safely manipulate high-level waste canisters at the vitrification plant.

HIGH-LEVEL NUCLEAR WASTE MANAGEMENT

One of the legacies of the Cold War is the vast complex of nuclear reactors, weapons-production plants and other facilities that once produced materials for nuclear weapons. Many of these sites contain millions of gallons of high-level radioactive waste, as well as thousands of cubic meters of low-level and intermediate-level waste. All of this waste must be managed and disposed of so that it is permanently isolated from the environment.

In 2008, a URS-led consortium was selected by the United Kingdom's Nuclear Decommissioning Authority (NDA) to manage and operate the Sellafield nuclear site in North West England. Sellafield is one of the most complex nuclear sites in the world and the largest nuclear decommissioning project in the United Kingdom. The site contains more than 1,000 facilities associated with the decommissioning of the United Kingdom's nuclear legacy. The work includes recycling used fuel from nuclear power stations, manufacturing mixed oxide fuel, managing and storing radioactive materials, and processing and storing low-, intermediate- and high-level nuclear waste.

URS is a leading contractor in the management of radioactive waste cleanup operations for the U.S. Department of Energy (DOE). This work includes the management and disposal of all high-level liquid nuclear waste at DOE sites near Richland, Washington, and Aiken, South Carolina. The composition of the liquid waste varies from tank to tank, requiring a variety of treatment technologies. Prior to disposal, the waste undergoes a vitrification process. During vitrification, radioactive waste is converted to glass to obtain a stable form and stored in stainless steel containers that are suitable for ultimate disposal in a permanent geologic repository.

At the Savannah River Site, URS is managing, treating and disposing of 37 million gallons of waste in 49 underground tanks. Our work includes management of the Defense Waste Processing Facility, currently the largest plant performing nuclear vitrification in the United States.

A URS-led team at the Hanford site is managing 53 million gallons of radioactive and chemical waste in 177 underground tanks and is preparing to move it to a new $13 billion Waste Treatment and Immobilization Plant at the 586-square-mile Hanford site. Upon completion, the plant will be the world's largest vitrification facility.

At the Sellafield, Savannah River and Hanford sites, new and innovative technologies are developed and implemented to help safely increase production rates, shorten schedules and further eliminate risk to human health and the environment.

PROJECTS

Worldwide



URS has been working at the 586-square-mile Hanford site in southeastern **WASHINGTON** since 2000. The former plutonium manufacturing complex left behind 53 million gallons of high-level radioactive waste.

URS is leading a consortium at the Savannah River Site in **SOUTH CAROLINA**, the only site in the U.S. DOE complex to process and dispose of high-level radioactive waste. The site's Defense Waste Processing Facility currently is the largest radioactive waste vitrification plant in the nation.



At the Sellafield site in the **UNITED KINGDOM**, URS oversees all site operations, including operation of a vitrification complex that is one of the largest in the world.

URS is the **largest environmental management contractor** for the DOE and the NDA.

We are the **only** company in the United States **to operate nuclear vitrification plants.**

URS manages and disposes of **nearly all** of the DOE's **high-level liquid nuclear waste** in the United States.

A WORLD OF SUCCESS

SUMMARY OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following pages contain summary financial data for our fiscal year ended December 31, 2010. Complete financial information can be found in our latest Annual Report on Form 10-K, which accompanies this Annual Report to Stockholders and was filed with the Securities and Exchange Commission on February 28, 2011.

SELECTED FINANCIAL DATA

The following selected financial data was derived from our consolidated financial statements. You should read the selected financial data presented below in conjunction with the information contained in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the notes thereto contained in Item 8, "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which accompanies this Annual Report to Stockholders.

(In millions, except per share data)	**Year ended December 31, 2010[1,2]**	Year ended January 1, 2010[1]	Year ended January 2, 2009[1]	Year ended December 28, 2007[1,3]	Year ended December 29, 2006[1]
INCOME STATEMENT DATA:					
Revenues	**$ 9,177.1**	$ 9,249.1	$10,086.3	$ 5,383.0	$ 4,222.9
Cost of revenues	**(8,609.5)**	(8,772.4)	(9,608.8)	(5,095.2)	(3,978.1)
General and administrative expenses	**(71.0)**	(75.8)	(78.7)	(56.5)	(43.3)
Acquisition-related expenses[2]	**(11.9)**	—	—	—	—
Restructuring costs[4]	**(10.6)**	—	—	—	—
Impairment of an intangible asset[5]	**—**	(32.8)	—	—	—
Equity in income of unconsolidated joint ventures[6]	**70.3**	100.9	106.3	31.5	17.3
Operating income	**544.4**	469.0	505.1	262.8	218.8
Other income, net[7]	**—**	47.9	—	—	—
Net income attributable to URS	**287.9**	269.1	219.8	132.2	113.0
EARNINGS PER SHARE:					
Basic	**$ 3.56**	$ 3.31	$ 2.61	$ 2.33	$ 2.19
Diluted	**$ 3.54**	$ 3.29	$ 2.59	$ 2.30	$ 2.15
BALANCE SHEET DATA: (As of the end of period)					
Total assets	**$ 7,351.4**	$ 6,904.4	$ 7,001.2	$ 6,930.0	$ 2,581.0
Total long-term debt	**$ 641.3**	$ 689.7	$ 1,091.5	$ 1,288.8	$ 149.5
Total URS stockholders' equity[8]	**$ 4,117.2**	$ 3,905.8	$ 3,624.6	$ 3,478.6	$ 1,506.7
Total noncontrolling interests	**$ 83.8**	$ 44.7	$ 31.1	$ 25.1	$ 3.5
Total stockholders' equity	**$ 4,200.9**	$ 3,950.5	$ 3,655.8	$ 3,503.7	$ 1,510.2

[1] Our fiscal year is the 52/53-week period ending on the Friday closest to December 31. The fiscal year that ended on January 2, 2009 contained 53 weeks.

[2] In September 2010, we completed the acquisition of Scott Wilson. The operating results of Scott Wilson from the acquisition date through December 31, 2010 are included in our consolidated financial statements under the Infrastructure & Environment business. The total purchase consideration for this acquisition was $343 million. During the year ended December 31, 2010, we incurred acquisition-related expenses of $11.9 million. For further discussion, see Note 7, "Acquisition," to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

[3] In November 2007, we acquired Washington Group International, Inc. ("WGI"), resulting in the inclusion of WGI's results of operations for the six-week period from November 16, 2007, the effective date of the acquisition for financial reporting purposes, through December 28, 2007, in our 2007 results of operations.

In connection with the WGI acquisition, we issued approximately 29.5 million shares of common stock valued at $1.8 billion and borrowed $1.4 billion under the 2007 Credit Facility. The 2007 Credit Facility provides for two term loan facilities in the aggregate amount of $1.4 billion and a revolving credit facility in the amount of $700.0 million.

[4] For the year ended December 31, 2010, we recorded restructuring costs in our international businesses. For further discussion, see Note 16, "Commitments and Contingencies," to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

[5] For the year ended January 1, 2010, we recorded a $32.8 million charge for the impairment of our intangible asset related to the "Washington" trade name. On a net, after-tax basis, this transaction resulted in decreases to net income and diluted earnings per share ("EPS") of $19.6 million and $0.24, respectively, for the year ended January 1, 2010. For further discussion, see Note 8, "Goodwill and Intangible Assets" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

[6] For the year ended December 31, 2010, we recorded a pre-tax noncash asset impairment charge of $25.0 million or $0.18 per share on an after-tax basis on the SR-125 road project in California as a result of an adverse legal ruling. For further discussion, see Note 16, "Commitments and Contingencies," to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

[7] During fiscal year 2009, we recorded $47.9 million of other income, net, consisting of a $75.6 million gain associated with the sale of our equity investment in MIBRAG mbH ("MIBRAG"), net of $5.2 million of sale-related costs. This gain was partially offset by a $27.7 million loss on the settlement of a foreign currency forward contract, which primarily hedged our net investment in MIBRAG. On a net, after-tax basis, these two transactions resulted in increases to net income and diluted EPS of $30.6 million and $0.37, respectively, for the year ended January 1, 2010. For further discussion, see Note 5, "Joint Ventures" and Note 9, "Indebtedness" to our "Consolidated Financial Statements and Supplementary Data" included under Item 8 in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

[8] We have not paid cash dividends to our stockholders since 1986, and we are precluded from paying cash dividends to our stockholders on outstanding common stock under the provisions of our 2007 Credit Facility until our Consolidated Leverage Ratio is equal to or less than 1.00:1.00.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)	December 31, 2010	January 1, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 573,266**	$ 720,621
Short-term investments	**450**	30,682
Accounts receivable, including retentions of $70,718 and $41,771, respectively	**1,102,762**	924,271
Costs and accrued earnings in excess of billings on contracts	**1,157,117**	1,024,215
Less receivable allowances	**(42,802)**	(47,651)
Net accounts receivable	**2,217,077**	1,900,835
Deferred tax assets	**83,270**	98,198
Other current assets	**134,963**	130,484
Total current assets	**3,009,026**	2,880,820
Investments in and advances to unconsolidated joint ventures	**65,509**	93,874
Property and equipment at cost, net	**266,136**	258,950
Intangible assets, net	**514,125**	425,860
Goodwill	**3,393,198**	3,170,031
Other assets	**103,361**	74,881
Total assets	**$7,351,355**	$6,904,416
LIABILITIES AND EQUITY		
Current liabilities:		
Current portion of long-term debt	**$ 60,534**	$ 115,261
Accounts payable and subcontractors payable, including retentions of $46,548 and $51,475, respectively	**673,854**	586,783
Accrued salaries and employee benefits	**420,559**	435,456
Billings in excess of costs and accrued earnings on contracts	**275,815**	235,268
Other current liabilities	**214,323**	156,746
Total current liabilities	**1,645,085**	1,529,514
Long-term debt	**641,283**	689,725
Deferred tax liabilities	**326,946**	324,711
Self-insurance reserves	**105,938**	101,338
Pension and post-retirement benefit obligations	**245,896**	172,248
Other long-term liabilities	**185,270**	136,415
Total liabilities	**3,150,418**	2,953,951
Commitments and contingencies		
URS stockholders' equity:		
Preferred stock, authorized 3,000 shares; no shares outstanding	**—**	—
Common shares, par value $.01; authorized 200,000 shares; 86,907 and 86,071 shares issued, respectively; and 81,855 and 84,019 shares outstanding, respectively	**869**	860
Treasury stock, 5,052 and 2,052 shares at cost, respectively	**(212,059)**	(83,810)
Additional paid-in capital	**2,924,345**	2,884,941
Accumulated other comprehensive loss	**(36,932)**	(49,239)
Retained earnings	**1,440,951**	1,153,062
Total URS stockholders' equity	**4,117,174**	3,905,814
Noncontrolling interests	**83,763**	44,651
Total stockholders' equity	**4,200,937**	3,950,465
Total liabilities and stockholders' equity	**$7,351,355**	$6,904,416

Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, accompanying this Annual Report to Stockholders, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)	**December 31, 2010**	January 1, 2010	January 2, 2009
Revenues	**$ 9,177,051**	$ 9,249,088	$10,086,289
Cost of revenues	**(8,609,492)**	(8,772,416)	(9,608,779)
General and administrative expenses	**(70,987)**	(75,826)	(78,654)
Acquisition-related expenses	**(11,900)**	—	—
Restructuring costs	**(10,577)**	—	—
Impairment of an intangible asset	**—**	(32,825)	—
Equity in income of unconsolidated joint ventures	**70,262**	100,933	106,277
Operating income	**544,357**	468,954	505,133
Interest expense	**(30,548)**	(48,393)	(90,763)
Other income, net	**—**	47,914	—
Income before income taxes	**513,809**	468,475	414,370
Income tax expense	**(154,884)**	(177,556)	(172,813)
Net income including noncontrolling interests	**358,925**	290,919	241,557
Noncontrolling interests in income of consolidated subsidiaries, net of tax	**(71,036)**	(21,799)	(21,766)
Net income attributable to URS	**$ 287,889**	$ 269,120	$ 219,791

EARNINGS PER SHARE:

Basic	**$ 3.56**	$ 3.31	$ 2.61
Diluted	**$ 3.54**	$ 3.29	$ 2.59

WEIGHTED-AVERAGE SHARES OUTSTANDING:

Basic	**80,951**	81,401	81,878
Diluted	**81,291**	81,842	82,376

Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, accompanying this Annual Report to Stockholders, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	**Year ended December 31, 2010**	Year ended January 1, 2010	Year ended January 2, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income including noncontrolling interests	**$ 358,925**	$ 290,919	$ 241,557
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	**84,250**	86,937	89,984
Amortization of intangible assets	**49,172**	52,823	52,640
Amortization of debt issuance costs	**9,218**	7,820	8,455
Loss on settlement of foreign currency forward contract	**—**	27,675	—
Net gain on sale of investment in unconsolidated joint venture	**—**	(75,589)	—
Impairment of an intangible asset	**—**	32,825	—
Restructuring costs	**10,577**	—	—
Normal profit	**1,188**	(10,969)	(7,219)
Provision for doubtful accounts	**6,727**	5,781	5,046
Deferred income taxes	**10,876**	107,646	107,601
Stock-based compensation	**43,983**	41,209	30,325
Excess tax benefits from stock-based compensation	**(1,306)**	(1,532)	(4,491)
Equity in income of unconsolidated joint ventures	**(70,262)**	(100,933)	(106,277)
Dividends received from unconsolidated joint ventures	**92,537**	85,555	96,141
Changes in operating assets, liabilities and other, net of effects of consolidation and/or deconsolidation of joint ventures and acquisitions:			
Accounts receivable and costs and accrued earnings in excess of billings on contracts	**(46,358)**	214,199	(100,366)
Other current assets	**29,750**	30,700	(12,012)
Advances to unconsolidated joint ventures	**(1,644)**	10,387	(15,932)
Accounts payable, accrued salaries and employee benefits, and other current liabilities	**(40,332)**	(144,503)	(80,650)
Billings in excess of costs and accrued earnings on contracts	**(30,208)**	(11,966)	17,625
Other long-term liabilities	**22,482**	(6,589)	37,278
Other assets, net	**(2,071)**	9,210	14,518
Total adjustments and changes	**168,579**	360,686	132,666
Net cash from operating activities	**527,504**	651,605	374,223
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for business acquisitions, net of cash acquired	**(291,667)**	(14,228)	(26,383)
Changes in cash related to consolidation and/or deconsolidation of joint ventures	**20,696**	—	—
Proceeds from disposal of property and equipment	**8,247**	54,473	17,442
Proceeds from sale of investment in unconsolidated joint venture, net of related selling costs	**—**	282,584	—
Payment in settlement of foreign currency forward contract	**—**	(273,773)	—
Receipt in settlement of foreign currency forward contract	**—**	246,098	—
Investments in unconsolidated joint ventures	**(6,052)**	(16,301)	(34,299)
Changes in restricted cash	**(16,062)**	(1,551)	1,611
Capital expenditures, less equipment purchased through capital leases and equipment notes	**(45,168)**	(41,569)	(91,658)
Purchases of short-term investments	**—**	(195,682)	—
Maturities of short-term investments	**30,232**	165,000	—
Net cash from investing activities	**(299,774)**	205,051	(133,287)

Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, accompanying this Annual Report to Stockholders, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

URS CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(In thousands)	**Year ended December 31, 2010**	Year ended January 1, 2010	Year ended January 2, 2009
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payments on long-term debt	**(159,588)**	(310,519)	(209,286)
Net payments under lines of credit and short-term notes	**(7,607)**	(597)	(261)
Net change in overdrafts	**14,400**	4,376	(15,200)
Payments on capital lease obligations	**(7,497)**	(6,415)	(7,713)
Excess tax benefits from stock-based compensation	**1,306**	1,532	4,491
Proceeds from employee stock purchases and exercises of stock options	**11,269**	15,654	27,186
Distributions to noncontrolling interests	**(107,239)**	(41,414)	(30,997)
Contributions and advances from noncontrolling interests	**8,120**	18,575	638
Repurchases of common stock	**(128,249)**	(41,225)	(42,298)
Net cash from financing activities	**(375,085)**	(360,033)	(273,440)
Net increase (decrease) in cash and cash equivalents	**(147,355)**	496,623	(32,504)
Cash and cash equivalents at beginning of period	**720,621**	223,998	256,502
Cash and cash equivalents at end of period	**$ 573,266**	$ 720,621	$ 223,998

SUPPLEMENTAL INFORMATION:			
Interest paid	**$ 23,971**	$ 40,316	$ 81,588
Taxes paid	**$ 79,315**	$ 58,850	$ 58,716
Taxes refunded	**$ —**	$ 31,244	$ —

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Loan Notes issued and estimated consideration for vested shares exercisable in connection with an acquisition	**$ 30,903**	$ —	$ —
Equipment acquired with capital lease obligations and equipment note obligations	**$ 12,914**	$ 8,640	$ 12,429

Refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, accompanying this Annual Report to Stockholders, for a complete set of consolidated financial statements and their accompanying notes, which are an integral part of the above condensed financial statements.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management's conclusion regarding the effectiveness of internal control over financial reporting as of December 31, 2010 does not include any internal control over financial reporting at Scott Wilson. Management has elected to exclude Scott Wilson from its assessment of internal control over financial reporting because management was unable to assess Scott Wilson's internal control over financial reporting in the period between the Scott Wilson acquisition on September 10, 2010 and management's assessment of internal control over financial reporting as of December 31, 2010. Scott Wilson is a wholly-owned subsidiary of URS, whose total assets and total revenues represented 7.9% and 1.6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010.

Based on management's assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2010. Management communicated the results of management's assessment to the Audit Committee of our Board of Directors.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, audited the effectiveness of the company's internal control over financial reporting at December 31, 2010 as stated in their report appearing under Item 8 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which accompanies this Annual Report to Stockholders.

INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS

The company's management, including the CEO and CFO, has designed our disclosure controls and procedures and our internal control over financial reporting to provide reasonable assurances that the controls' objectives will be met. However, management does not expect that disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake. Controls also can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based, in part, on certain assumptions about the likelihood of future events, and there can be no assurance that any system's design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of a system's control effectiveness into future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

PERFORMANCE MEASUREMENT COMPARISON[1]

The following chart compares the cumulative total stockholder returns from a $100 investment in our common stock for the last five fiscal years with the cumulative return of the Standard & Poor's MidCap 400 Index (the "MidCap Index") and the Standard & Poor's 1500 SuperComposite Construction & Engineering Component Index (the "Engineering Index")[2]. We believe that the MidCap Index is an appropriate independent broad market index because it measures the performance of companies with mid-cap market capitalizations. In addition, we believe that the Engineering Index is an appropriate independent industry index because it measures the performance of construction and engineering companies.

Comparison of Five-Year Cumulative Total Return Among URS Corporation, S&P MidCap 400 Index, and S&P 1500 SuperComposite Construction & Engineering Component Index



(Total cumulative return – dollars)
400
300
200
100
0
S&P 1500 SuperComposite Cons & Eng
S&P MidCap 400
URS
December 30, 2005
December 29, 2006
December 28, 2007
January 2, 2009
January 1, 2010
December 31, 2010

[1] This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

[2] The Engineering Index contains the following public companies: AECOM Technology Corporation; Comfort Systems USA, Inc.; Dycom Industries, Inc.; EMCOR Group, Inc.; Fluor Corporation; Granite Construction Inc.; Insituform Technologies, Inc.; Jacobs Engineering Group Inc.; KBR, Inc.; Orion Marine Group, Inc.; Quanta Services, Inc.; The Shaw Group Inc.; and URS Corporation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of URS Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of URS Corporation and its subsidiaries as of December 31, 2010 and January 1, 2010, and the related consolidated statements of operations, of comprehensive income, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2010 (not presented herein) appearing in URS Corporation's Annual Report on Form 10-K for the year ended December 31, 2010; and in our report dated February 28, 2011, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing on pages 32 through 35 is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
February 28, 2011

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CORPORATE DIRECTORY

DIRECTORS

Martin M. Koffel
Chairman of the Board and
Chief Executive Officer

Armen Der Marderosian
President and CEO,
GTE Government Systems
Corporation (Ret.)

Mickey P. Foret
Executive Vice President and
Chief Financial Officer,
Northwest Airlines, Inc. (Ret.)

Senator William H. Frist, M.D.
Partner, Cressey & Company LP
(Private investment firm)

Lydia H. Kennard
Principal,
Airport Property Ventures
(Development and operation of
general aviation facilities)

Donald R. Knauss
Chairman and
Chief Executive Officer,
The Clorox Company
(Consumer products
manufacturer)

Joseph W. Ralston
General, U.S. Air Force (Ret.)
Vice Chairman,
The Cohen Group
(International business
consulting services)

John D. Roach
Chairman and
Chief Executive Officer,
Stonegate International
(Private investment and
advisory services)

Sabrina L. Simmons*
Executive Vice President and
Chief Financial Officer, Gap Inc.
(International specialty retailer)

Douglas W. Stotlar
President and
Chief Executive Officer,
Con-way Inc.
(Transportation and logistics)

William P. Sullivan
President and
Chief Executive Officer,
Agilent Technologies, Inc.
(Scientific and
technical instruments)

William D. Walsh
Chairman, Sequoia
Associates, LLC
(Private investment firm)

*Director since January 2011

CORPORATE EXECUTIVE OFFICERS

Martin M. Koffel
Chairman of the Board and
Chief Executive Officer

H. Thomas Hicks
Vice President and
Chief Financial Officer

Thomas W. Bishop
Vice President,
Strategy

Hugh Blackwood
Vice President

Reed N. Brimhall
Vice President,
Corporate Controller and
Chief Accounting Officer

Gary V. Jandegian
Vice President

Susan B. Kilgannon
Vice President,
Corporate Communications

Thomas J. Lynch
Vice President,
Corporate Information
Technology

Joseph Masters
Vice President,
General Counsel and
Secretary

Olga Perković
Vice President,
Corporate Planning

Sreeram Ramraj
Vice President,
Investor Relations

Judy L. Rodgers
Vice President,
Corporate Treasurer

Randall A. Wotring
Vice President

Robert W. Zaist
Vice President

Thomas H. Zarges
Vice President

INFRASTRUCTURE & ENVIRONMENT MANAGEMENT

Gary V. Jandegian
President

Thomas W. Bishop
Senior Vice President

Hugh Blackwood
Group General Manager,
International Operations

Dhamo S. Dhamotharan
Executive Vice President,
Private Sector
Business Development

E. Steven Pearson
Group General Manager,
Americas West

Sarabjit Singh
Group General Manager,
Americas East

Martin S. Tanzer
Executive Vice President,
Public Sector
Business Development

FEDERAL SERVICES MANAGEMENT

Randall A. Wotring
President

Edward A. Katkic
Vice President,
Plans and Programs

Wade H. McManus, Jr.
Major General,
U.S. Army (Ret.)
Group General Manager,
Defense Maintenance
& Logistics

Guy W. Stevenson
Group General Manager,
Global Security

David W. Swindle, Jr.
Executive Vice President,
Mission Assurance

John C. Vollmer
Group General Manager,
Systems Engineering
& Technology

Thomas T. Wrenn
Vice President,
Marketing and Development

ENERGY & CONSTRUCTION MANAGEMENT

Thomas H. Zarges
President

Robert W. Zaist
Senior Executive
Vice President,
Business Development

Frank C. Gross, Jr.
Group General Manager,
Industrial/Process

George L. Nash
Group General Manager,
President, Power

David A. Pethick
Group General Manager,
Global Management &
Operations Services

Chris L. Phillips
President,
Rust Constructors Inc.

Eugene R. Recher
Group General Manager,
Project Services

Greg P. Therrien
Group General Manager,
Civil Construction & Mining

GOVERNMENT RELATIONS

Cynthia Stinger
Vice President

CORPORATE INFORMATION

CORPORATE OFFICE

600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728
Tel: 415.774.2700
Fax: 415.398.1905
E-mail: investor.relations@urs.com
Web site: www.urs.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PricewaterhouseCoopers LLP

REGISTRAR AND TRANSFER AGENT

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
800.874.1991

TDD for Hearing Impaired: 800.231.5469
Foreign Stockholders: 201.680.6578
TDD for Foreign Stockholders: 201.680.6610
www.bnymellon.com/shareowner/equityaccess

CORPORATE COUNSEL

Cooley LLP

FORM 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission, may be obtained by our stockholders without charge. Requests should be sent to Sreeram (Sam) Ramraj in our Investor Relations Department at our corporate office address (above), via e-mail at investor.relations@urs.com, or by calling 877.877.8970. The Form 10-K also can be accessed on our Web site at www.urs.com.

Supplementary financial information and selected financial data required by Rule 14a-3(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended, is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which accompanies this Annual Report to Stockholders.

ANNUAL MEETING

The Annual Meeting of Stockholders of URS Corporation will be held at 9:00 A.M. on Thursday, May 26, 2011, at the offices of Cooley LLP, 101 California Street, 5th Floor, San Francisco, California.

STOCK LISTING

The shares of our common stock are listed on the New York Stock Exchange under the symbol *URS*. As of April 4, 2011, we had approximately 3,100 stockholders of record. The following table sets forth the low and high sale prices of our common stock, as reported by *The Wall Street Journal*, for the periods indicated.

	Market Price	
	Low	High
FISCAL PERIOD:		
2009:		
First Quarter	$27.66	$44.80
Second Quarter	$38.67	$53.12
Third Quarter	$41.05	$51.58
Fourth Quarter	$38.03	$45.83
2010:		
First Quarter	$42.67	$50.47
Second Quarter	$37.49	$53.25
Third Quarter	$35.09	$43.26
Fourth Quarter	$37.65	$43.92
2011:		
First Quarter	$39.61	$48.32

We have not paid cash dividends since 1986, and, at the present time, we do not anticipate paying dividends on our outstanding common stock in the near future. In addition, we are precluded by provisions in our 2007 Credit Facility from paying cash dividends on our outstanding common stock until our Consolidated Leverage Ratio[1] is equal to or less than 1.00:1.00. Please refer to Note 9, "Indebtedness" and Note 14, "Stockholders' Equity" to our "Consolidated Financial Statements and Supplementary Data," included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

[1] Consolidated Leverage Ratio is as defined in Note 9, "Indebtedness" to our "Consolidated Financial Statements and Supplementary Data" included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010.


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Photo credits:
Pages 10-18, photos by John Madere; Page 20, top left photo by Bob Hughes, top middle, top right and large photos courtesy of the U.S. Department of Defense; Page 22, top middle photo courtesy of California High-Speed Rail Authority/NC3D, large photo by David Nightingale; Page 24, photos courtesy of Photographic Services, Shell International Ltd.; Page 26, top left photo by Tim Shaw, large photo by David Lawrence; Page 28, top right photo and large photo by David Lawrence.



URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

www.urs.com